Daniel M. Miller Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

September 29, 2025

Division of Corporation Finance
 Office of Energy & Transportation
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Alaska Silver Corp.
Registration Statement on Form S-1
Filed September 12, 2025
File No. 333-290204

Dear Sirs and Mesdames:

On behalf of our client, Alaska Silver Corp. (the “Company ”), and pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, we transmit for your review the Company’s responses to the Staff’s oral comments delivered telephonically on September 24, 2025 (the “Comments”), in respect of the above-noted filing (the “Registration Statement”). In connection with this letter, Amendment No. 1 to the Registration Statement (the “Amendment”) is being filed concurrently herewith. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

The responses provided herein are based upon information provided to Dorsey & Whitney LLP by the Company.

1.	Please reinsert the risk factor entitled “We are subject to extensive laws and regulations”.

The requested risk factor has been inserted in the Risk Factors section of the Amendment.

U.S. Securities and Exchange Commission

September 29, 2025

2.	The Summary Risk Factors contain disclosure that “We have never completed a mining development project…..”, but no such risk factor is in the Risk Factors section.

The noted language is contained in the second to final paragraph of the risk factor that has been inserted in the Amendment in response to Comment 1 above.

3.	Please disclose the most recent practicable price of the Company’s subordinate voting shares.

The requested disclosure has been provided on the cover page of the prospectus included in the Amendment.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller
Daniel M. Miller

cc:	Kit Marrs
Darren Morgans
Alaska Silver Corp.